FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Williams, Ronald A.	2. Issuer Name and Ticker or Trading Symbol AETNA INC. (AET) (PA - Formerly Aetna U. S. Heathcare Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President
(Last) (First) (Middle) Aetna Inc. 151 Farmington Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/15/03
(Street) Hartford, CT 06156		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								27,500	D
Common Stock								2,500	I	By Trust(7)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)(1)	$37.40							(1)	3/15/11	COMMON STOCK	400,000		400,000	D
Employee Stock Option (Right to Buy)(1)	$43.01							(1)	3/15/11	COMMON STOCK	100,000		100,000	D
Employee Stock Option (Right to Buy)(1)	$48.62							(1)	3/15/11	COMMON STOCK	100,000		100,000	D
Restricted Stock Units(2)	1 for 1	3/15/03		D			13,333	(2)	(2)	COMMON STOCK	13,333		13,334	D
Employee Stock Option (Right to Buy)(3)	$26.15							(3)	06/18/11	COMMON STOCK	200,000		200,000	D
EMPLOYEE STOCK OPTION (RIGHT TO BUY)(4)	$35.78							(4)	01/25/12	COMMON STOCK	200,000		200,000	D
UNIT AWARD(5)	1 for 1							(5)	12/31/06	COMMON STOCK	45,000		45,000	D
STOCK UNITS(6)	1 for 1							(6)	(6)	COMMON STOCK	78,840		78,840	D
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$41.88							(8)	02/27/13	COMMON STOCK	270,000		270,000	D
STOCK UNITS	1 for 1							(9)	(9)	COMMON STOCK	35,096		35,096	D

Explanation of Responses:

(1) Previously reported; exercisable in two equal installments beginning March 15, 2002
(2) Represents vesting of restricted stock units. Units automatically converted to cash deferral as of vesting date pursuant to terms of restricted stock unit award. Remaining units vest on March 15, 2004.
(3) Previously reported; exercisable in two equal annual installments beginning on June 18, 2002.
(4) Previously reported; exercisable in three equal annual installments beginning on January 25, 2003.
(5) Previously reported; the award vests upon achievement of certain performance criteria and is payable in cash or shares of the Company's Common Stock at the discretion of the Compensation Committee of the Board of Directors; however, if such units do not vest before December 31, 2006, 50% of the performance units will then be payable in shares of the Company's Common Stock provided reporting person is an active employee on that date.
(6) Previously Reported. Reflects deferral of vested performance units to stock unit account.
(7) Shares held in Guaranteed Retained Annuity Trust of which Mr. Williams is the sole trustee.
(8) Previously Reported. Option granted under 2000 Stock Incentive Plan exercisable in three equal annual installments beginning February 27, 2004.
(9) Previously Reported. Reflects deferral to stock unit account.

By: /s/ Ronald A. Williams by Judith H. Jones, Attorney in Fact **Signature of Reporting Person	03/18/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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